EXHIBIT 1

Daniel J. Donoghue Managing Partner 1 312 265 9604 ddonoghue@thediscoverygroup.com

July 23, 2009

The Board of Directors
c/o David M. Young, Corporate Secretary
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, MD 21031

Dear Directors:

At today’s 2009 Annual Meeting of Shareholders, the non-management shareholders of TESSCO Technologies spoke loudly and clearly against the anti-takeover devices adopted by the Board on February 1, 2008 without shareholder consent.  Excluding the shares voted by directors and management, which we assume were voted against our proposal as recommended by management, 75% of the shareholders casting votes were in favor of our proposal to eliminate the Shareholder Rights Plan (“poison pill”).   The outcome was not surprising given that ISS Governance Services, the leading proxy advisory firm to institutional investors, concluded in their independent report on this matter dated July 7, 2009 that it would be in the shareholders’ best interest to vote for the elimination of the pill.  It is incumbent on the TESSCO Board to respond promptly to the expressed wishes of these non-conflicted shareholders to eliminate the poison pill.

The Board should exclude the shares voted by directors and management from its considerations because of the obvious conflict of interest.  Management and directors have their jobs at stake in any potential acquisition of the company.  It has become clear to us over the past few years that management is opposed to any change-of-control in the company.

In fact, the poison pill was implemented in response to a perceived acquisition threat by a strategic suitor.  On November 19, 2007, Brightpoint, Inc. disclosed that it had acquired approximately 10% of the TESSCO shares.  We believe Brightpoint was motivated by the opportunity to eliminate significant cost redundancies between the two companies, which may have included certain executive positions at TESSCO, perhaps even that of Mr. Robert Barnhill, the current Chairman and Chief Executive Officer.  Shortly thereafter, the Board adopted the poison pill, a defensive device that is in decline among public companies and runs counter to modern governance practices, and simultaneously increased the threshold level for shareholders to call a special meeting.  Both actions stripped shareholders of rights without their consent.  Additionally, we believe that Mr. Barnhill rebuffed all direct overtures from Brightpoint to discuss strategic alignment of the firms.  These defensive tactics stymied Brightpoint’s interest in TESSCO.  The episode concluded with the use of company resources to directly repurchase the Brightpoint shares in another defensive maneuver commonly referred to as “greenmail” which provided more favorable terms to Brightpoint than to other shareholders, specifically complete liquidity for shares that otherwise suffer limited trading volume.

Further evidence of management’s entrenched stance is our attempt several years ago  to introduce Mr. Barnhill to the Chief Financial Officer of a very large industrial distribution company that expressed interest to us in exploring strategic opportunities with TESSCO.  We arranged an introduction between that executive and Mr. Barnhill.  Later we learned that Mr. Barnhill failed to follow-up with the other party and would not return his phone calls.  Very recently, we have become aware of several private equity firms that have attempted to contact Mr. Barnhill to explore the possibility of a “going-private” transaction.  We understand that Mr. Barnhill has rebuffed these parties and, in many instances, failed to return their phone calls.  We are not surprised given that in our own discussions with Mr. Barnhill about the merits of a “going-private” transaction, his principal concern has been that the process will ultimately lead to a strategic takeover of the company.

We think Mr. Barnhill is right on that point. The takeover interest in TESSCO is likely to be strong.  The business is strategically well positioned and the shares are chronically under-valued.  The weak trading value of the stock reflects the inefficiencies of its micro-cap status; 1) trading illiquidity, 2) lack of institutional investor interest, and 3) limited equity research.  Those conditions are not going to change. To wit, companies with less than $500 million in market capitalization comprise 80% of all publicly traded firms but constitute a negligible 3.5% of the value of the public equity market.  TESSCO’s market capitalization is less than $75 million, making it obscure even among micro-cap companies.  Regardless of the company’s performance, we do not believe shareholders can obtain full economic value for their investment in the public market.  The competitive and efficient market for TESSCO ownership is the merger and acquisition market.  Unfortunately, your executive management team has sent strong signals to the M&A market that it is opposed to a transaction and its posture is supported by the poison pill and other defensive mechanisms that this Board has allowed.

Good governance compels the TESSCO Board to immediately rescind the poison pill based on the overwhelming vote of its non-management shareholders.  Given the circumstances outlined above, the Board should also form a standing Strategic Alternatives Committee of the Board to adopt and supervise specific guidelines to respond to strategic interest expressed by other parties in order to avoid the conflicts between management’s interests and those of the shareholders in these matters.

Respectfully submitted,

DISCOVERY EQUITY PARTNERS, L.P.
By:  Discovery Group I, LLC, its General Partner

By:  /s/ Daniel J. Donoghue
Name:   Daniel J. Donoghue, Managing Member